Exhibit 99.2

NICE Actimize Webinar Addresses Impact of Artificial Intelligence and
Autonomous Investigations on Anti-Money Laundering Operations

Informational webinar shows how financial services organizations can automate compliance processes and reduce risk using the latest automation technologies

Hoboken, N.J., February 6, 2018 – NICE Actimize, a NICE business (Nasdaq:NICE), and a leader in autonomous financial crime solutions, today announced an educational webinar to update and inform anti-money laundering and financial crime technology executives at financial services organizations about the transformational technologies available to automate compliance processes, speed investigations and reduce compliance risks. With today’s money laundering and terrorist financing risks evolving faster than ever before, this webinar will provide an opportunity for financial services organizations to discover innovative ways of fighting criminals while addressing the complex regulatory and legal landscape.

Titled, “Transforming AML: Accessible AI. Autonomous Investigations”, and taking place on February 27, 10 a.m. ET/ 15:00 GMT, the webcast pairs Julie Conroy, Research Director for analyst firm Aite Group, with Micah Willbrand, Director, Anti-Money Laundering, NICE Actimize. The team will provide an overview covering the innovative technologies that address the current challenges faced by financial services organizations in anti-money laundering operations, and discuss how leading financial organizations are currently using such innovations as artificial intelligence and autonomous investigations management in their anti-money laundering compliance programs.

Julie Conroy, Research Director, Aite Group
“We’re at a tipping point in AML, where financial institution (FI) executives and regulators are finally aligned in the need to embrace advanced analytics and robotic process automation (RPA) technologies to improve detection and investigative capabilities. We will see a dramatic shift over the next few years in how FIs approach AML detection and investigation.”

The webinar will also cover:
•	Market trends: the latest in regulatory requirements and impact on financial services organizations.
•	Technology insights: how machine learning is improving the AML detection process.
•	Regulatory concerns: how regulators view machine learning solutions.
•	Robotic Process Automation: advantages for compliance and the investigations process.
•	What’s next: considerations when implementing these technologies.

Joe Friscia, President, NICE Actimize
“Technology is moving fast to address the growing impact of criminal activity – but it is a complex world that needs close attention in order to make the right decision for your financial services organization. Incredible advancements such as artificial intelligence, machine learning, and robotic process automation bring tremendous value and advantages to anti-money laundering investigations and operations, and our own commitment to making our Autonomous Financial Crime Management vision a reality is an important part of the innovation we are seeing today. Importantly, we strive to automate everything but the analysts’ final decision in every transaction, putting the emphasis on human decision-making instead of manual execution.”

NICE Actimize recently announced Autonomous Financial Crime Management (AFCM), an advanced technology management approach that will enable financial services organizations to mitigate and control financial crime and compliance risks better, faster and earlier while significantly reducing cost. Leveraging its deep domain knowledge in financial crime, NICE Actimize’s AFCM merges innovative technologies such as machine learning, advanced analytics and automation, onto a single specialized financial crime platform.

To register for the Webinar, please visit us here.

For additional information:
•	NICE Actimize Suspicious Activity Monitoring solution, click here.
•	NICE Actimize Autonomous Financial Crime Management approach, click here.
•	On-demand anti-money laundering and financial crime webinars, click here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq:NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1-551-256-5000, NICE Actimize, cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972-9-775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia and Ms. Conroy are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.